Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Gift of College, Inc.
24005 Ventura Boulevard
Calabasas, CA 91302
https://www.giftofcollege.com/

Up to $1,070,000.00 in Class A Common Stock at $5.00
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Gift of College, Inc.
Address: 24005 Ventura Boulevard, Calabasas, CA 91302
State of Incorporation: CA
Date Incorporated: September 11, 2007

Terms:

Equity

Offering Minimum: $10,000.00 | 2,000 shares of Class A Common Stock
Offering Maximum: $1,070,000.00 | 214,000 shares of Class A Common Stock
Type of Security Offered: Class A Common Stock
Purchase Price of Security Offered: $5.00
Minimum Investment Amount (per investor): $250.00

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

*Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses*</u>

<u>Time-Based:</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest in the first 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest in the first 14 days and receive an additional 5% bonus shares.

Amount-Based:

$500 | Tier 1

Invest $500 and receive a $25 Gift of College Gift Card.

$1,000 | Tier 2

Invest $1,000 and receive a $75 Gift of College Gift Card.

$2,500 | Tier 3

Invest $2,500 and receive a $100 Gift of College Gift Card.

$5,000 | Tier 4

Invest $5,000 and receive a $100 Gift of College Gift Card and 5% bonus shares.

$10,000 | Tier 5

Invest $10,000 and receive a $100 Gift of College Gift Card and 10% bonus shares.

*All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Gift of College, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5.00 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Our mission is to eradicate student loan debt. GiftofCollege.com is a crowdfunding platform that makes it easy for friends, family, and employers to contribute to any 529 college savings or student loan accounts. Its suite of products includes Gift of College Gift Cards (available online at Walmart.com and at over 3000 retailer locations including select Target, Save Mart, Lucky, and H-E-B stores) and Gift of College At-Work, an employee benefit program offering payroll deduction and employer contribution technology. Our company currently works remotely and does not have a physical office space.

Competitors and Industry

We believe that Gift of College is the only crowdfunding platform for both 529 plans AND student loans. There are also no companies that we are aware of that have a retail gift card presence. We do however have competition in the HR Benefits space which is our biggest room to make an impact with student loan debt and to grow as a company. Our largest competitors in the space are mostly firms that provide student loan benefits. Gradifi, Savi, and Peanut Butter all focus on student loan assistance. We focus on that plus avoiding it for the next generation with saving in 529 plans. In our opinion, without the savings, the loan assistance is just a bandaid.

Current Stage and Roadmap

Gift of College has successfully built a crowdfunding site for all 529 plans and all student loans. We have successfully built a retail presence with gift cards for awareness and use of these products. We have built a suite of HR products. And finally, we have built a shopping rewards platform to grow savings and pay down debt. With that, we have little left to build.

We are currently in our growth stage and plan to achieve our growth goals by concentrating on our HR business and products, Gift of College At-Work. Over the next 12 months, we anticipate adding 3X the amount of employers on our platform. This could double the amount of our user base. We plan to add companies of all sizes as b2b clients to grow our platform with a one to many approach. The one to many will also have the largest impact on reducing student loan debt.

This raise will allow the company to hire additional sales and business development staff for our financial services business lines.

The Team

Officers and Directors

Name: Wayne Weber

Wayne Weber's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: December 08, 2008 - Present
  Responsibilities: To create and implement the vision of Gift of College to help eradicate student loan debt. This includes creating consumer products and services to reach that vision. Overseeing the entire team executing the day to day activities to accomplish company goals.

- **Position:** Director
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Member of the board of directors

Name: Rob Creaser

Rob Creaser's current primary role is with StartEngine Primary LLC. Rob Creaser currently services 10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Compliance Officer & Chief Financial Officer
  Dates of Service: August 08, 2011 - Present
  Responsibilities: Responsibilities include monitoring the compliance functionality of the company's platform, transaction monitoring, including communications with outside financial institutions. The CFO role includes oversight of annual financial reporting, corporate actions, and funding solutions.

- **Position:** Director
  Dates of Service: January 01, 2013 - Present
  Responsibilities: Board of Directors member

Other business experience in the past three years:

- **Employer:** StartEngine Primary LLC
  Title: Chief Compliance Officer
  Dates of Service: August 08, 2018 - Present
  Responsibilities: Oversight of the broker dealer compliance department and other related activities. StartEngine Primary LLC is a wholly owned subsidiary of StartEngine Crowdfunding Inc., which is also the parent company of StartEngine Capital LLC, the funding portal conducting this Regulation Crowdfunding Offering. StartEngine Primary LLC and StartEngine Capital LLC are sister companies. For the past two years Rob has been with StartEngine Primary LLC, a registered broker-dealer and FINRA/SIPC member. He currently is the Chief Compliance Officer of StartEngine Primary LLC. Regulation Crowdfunding (Reg

CF) is a separately regulated business and is not part of StartEngine Primary LLC's operations.

Other business experience in the past three years:

- **Employer:** Progressive Asset Management, Inc.
  Title: Chief Compliance Officer
  Dates of Service: October 01, 2008 - November 01, 2017
  Responsibilities: Overall broker dealer compliance and financial reporting

Other business experience in the past three years:

- **Employer:** Foresters Equity Services
  Title: Compliance Consultant
  Dates of Service: July 15, 2015 - April 15, 2018
  Responsibilities: Served as outsourced consultant for various compliance tasks

Name: Kristine Sickels

Kristine Sickels's current primary role is with Her Story LLC. Kristine Sickels currently services 0-1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: December 08, 2008 - Present
  Responsibilities: Board member and advisor to the company.

- **Position:** Corporate Secretary
  Dates of Service: August 31, 2020 - Present
  Responsibilities: Corporate actions and approval of required corporate documents.

- **Position:** Chief Marketing Officer
  Dates of Service: December 15, 2008 - Present
  Responsibilities: Developing Gift of College's vision and brand strategy. Kristine's extensive marketing and branding background provides the company's marketing staff a forward thinking plan for marketing and branding's dynamic environment.

Other business experience in the past three years:

- **Employer:** Her Story LLC
  Title: CEO
  Dates of Service: July 06, 2019 - Present

Responsibilities: Design, implement, and execute a foundation to help support female entrepreneurs and their brands

Other business experience in the past three years:

- **Employer:** Ridge Church
  Title: President of the Nexus Project
  Dates of Service: September 01, 2019 - Present
  Responsibilities: To develop the Nexus Project, a non-profit linking education and community. This is a start-up in beta

Other business experience in the past three years:

- **Employer:** Newell Brands
  Title: SVP of Global Marketing
  Dates of Service: January 01, 2000 - May 31, 2019
  Responsibilities: Led the global brand marketing, activation, trade strategy, innovation and market development, and licensing teams for brands including, Calphalon, CrockPot, Mr. Coffee, Oster, and Sunbeam.

Name: Patricia Roberts

Patricia Roberts's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: October 15, 2016 - Present
  Responsibilities: Manage all day to day operations of the company including marketing, operations, and customer service. Patricia started at the company on October 2016 as an outside consultant and became a full-time employee in August 2018.

Other business experience in the past three years:

- **Employer:** NYC Kids Rise
  Title: Founding Director
  Dates of Service: April 15, 2017 - August 15, 2018
  Responsibilities: Develop and implement a strategy to launch a Childrens Savings Account for NYC kindergartners.

Name: Brian Pautsch

Brian Pautsch's current primary role is with Wavoto. Brian Pautsch currently services

10-15 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: July 14, 2012 - Present
  Responsibilities: Website development and tech security. Brian is a 1099 employee with the company and works part-time. His hours with the company vary between 10-15 hours per week.

Other business experience in the past three years:

- **Employer:** Wavoto
  Title: Founder
  Dates of Service: July 17, 2015 - Present
  Responsibilities: Develop technology to support the Wavato Web platform.

Name: Nadine Perry

Nadine Perry's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing
  Dates of Service: June 19, 2014 - Present
  Responsibilities: Responsible for the development and implementation of the company's social media strategy. Evaluating the proper use of social channels to educate and engage consumers about Gift of College, and help drive awareness and advocacy, while ensuring brand integrity.

Name: Christine Keyser

Christine Keyser's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Operations
  Dates of Service: September 01, 2016 - Present
  Responsibilities: Christine is responsible for overseeing platform driven transactions and banking activity. She works closely with our COO onboarding 529 plan administrators, signing up new companies utilizing our Gift of College at Work product, and coordinating with our CTO platform access for new clients.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Shares purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority

holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse

to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on StartEngine or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StartEngine could harm our reputation and materially negatively impact our financial condition and business.

COVID-19
COVID-19 has affected the world's population in many ways. The company's staffing risk associated with COVID-19 is minimal. All of the company's staff works remotely and reside in different parts of the country. The risks of contracting COVID-19 in a close working environment is minimized. The majority of companies we work with are also in remote working environments. The effect of COVID-19 may involve educational changes or environments. Many schools and colleges have modified instruction methods to limited class size, remote learning, or modified home schooling. In person learning environments at the time of this writing are slowly increasing. There is no guarantee in-person learning will return to the level of years past.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Wayne Weber	3,496,000	Class A Common Stock	72.83

The Company's Securities

The Company has authorized Class A Common Stock, and Class B Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 214,000 of Class A Common Stock.

Class A Common Stock

The amount of security authorized is 6,000,000 with a total of 4,800,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Class B Common Stock

The amount of security authorized is 2,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019, compared to the year ended December 31, 2018

Revenue

Revenue for fiscal year 2019 was $1,197,709 a slight increase (approximately 6%) compared to fiscal year 2018 revenue of $1,054,718. Sales remained steady throughout 2019.

Cost of Sales

Cost of sales for 2019 and 2018 remained at zero.

Expenses

Expenses in fiscal 2019 increased $132,807 over fiscal 2018. Expenses were $935,483 in 2018 and $1,068,290 in 2019. Primarily, the increases were salaries and benefits which increased slightly in 2019, and the Company's interest expense which increased by approximately $54,000 over its interest expense recorded in 2018. The interest expense increase in 2019 was due to a short-term working capital loan of $300,000. The term of the loan is 24 months, fully amortized, with the final payment due March

2021.

Historical results and cash flows:

The Company's historical cash flows can be attributed to a small company focused on growth. Since 2010, the Company has relied on its founders to create a marketplace for its products. Those products are now a marketplace reality. Over the past 2 years, salaries and benefits, placement fees, sales marketing (including conference fees and travel) accounted for recurring expenses that impacted cash flows. To bridge the gap in 2019, the Company secured a $300K short term loan. Cash flows in 2019 were sufficient to support monthly expenses including monthly loan payments. The fully amortized loan commitment ends in March 2021. Investors should expect the company's historical financial results to be representative of what to expect in the future.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

The Company secured a $300K loan with Credibility Capital in February 2019. This loan has a current outstanding balance of $102,900.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

This campaign will allow the Company to use these resources to hire additional sales and administration staff. Funds received through this campaign will provide additional capital for sales marketing and promotion through direct contact and social media sources.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds generated from the crowdfunding campaign will be used for growth capital. The viability of the Company is not dependent on monies raised through this crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum amount of funds generated from the crowdfunding campaign will be used for growth capital. Cash on hand (without a crowdfunding campaign) and future revenues are sufficient for the company to continue to operate.

How long will you be able to operate the company if you raise your maximum funding goal?

Raising the maximum funding goal will allow the company to contribute to growth capital and increase its sales and marketing team. Current company revenues and cash on hand (without reaching its funding goal) are sufficient for the company to operate into the foreseeable future.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the crowdfunding campaign is successful, the company hopes to launch a Regulation A+ campaign sometime in 2021.

Indebtedness

- **Creditor:** Credibility Capital Inc.
  Amount Owed: $24,745.00
  Interest Rate: 13.5%
  Maturity Date: March 26, 2021
  On February 27, 2019, the company entered into the loan agreement with Credibility Capital Inc., in the amount of $100,000. The loan carries an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount of $4,777.7 starting on March 26, 2019. The outstanding balance of the loan as of December 31, 2019 was in the amount of $ 62,996, and $57,324 was classified as current liability.

- **Creditor:** Credibility Capital Inc.
  Amount Owed: $49,490.00
  Interest Rate: 13.5%
  Maturity Date: February 27, 2021
  On February 27, 2019, the company entered into a second loan agreement with Credibility Capital Inc., in the amount of $ 200,000. The loan carries an interest rate of 13.5% per annum and The loan carries an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount $9,555.4. The outstanding balance of the loan as of December 31, 2019 was in the amount of $125,932 and $ 114,660 was classified as current liability.

- **Creditor:** Wayne Weber
  Amount Owed: $80,000.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001

The loan does not bear any interest and there is no defined maturity date.

- **Creditor:** SBA
  Amount Owed: $149,900.00
  Interest Rate: 3.75%
  Maturity Date: June 05, 2051
  COVID-19 EIDL automatic deferral for one year. Interest accrues when funds were dispersed to the company. Funds received on 06/05/2020

- **Creditor:** Wayne Weber
  Amount Owed: $16,272.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  The note does not bear any interest and there is no defined maturity date.

- **Creditor:** Kristine Sickels
  Amount Owed: $30,157.00
  Interest Rate: 0.0%
  Maturity Date: January 01, 0001
  The note does not bear any interest and there is no defined maturity date.

Related Party Transactions

- **Name of Entity:** Wayne Weber
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Note payable for $16,272 and a loan in the amount of $80,000.
  Material Terms: Both the note and the loan do not bear any interest and there is no defined maturity date.

- **Name of Entity:** Kristine Sickels
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Note payable $30,157
  Material Terms: The note does not bear any interest and there is no defined maturity date.

Valuation

Pre-Money Valuation: $24,000,000.00

Valuation Details:

The Company's basis for its pre-money valuation is based on current earnings and projected earnings over the next twelve months. Earnings for fiscal year 2019 ($1.197M) were slightly higher than 2018 gross income. We anticipate 2020 earnings

to remain in line with 2019 revenues. Projected revenue for 2021 could exceed $2.0 million based on two important initiatives currently in our pipeline: Increasing number of employers utilizing our Gift of College at Work payroll deduction/matching platform; and a soon to be announced platform streamlining withdrawals and payments toward qualified educational expenses--Parents (custodians), students (beneficiaries), and plan administrators (529 plans) will celebrate this one-stop platform we have created and developed over several years in partnership with a Fortune 100 company.

Expenses over the next twelve months will increase in line with our expected increase in transaction volume, employee, and administrative costs. For 2020, technology and R&D costs should be the same as fiscal year 2019. Over the past seven years, the Company has absorbed all the R&D expenses associated with building multiple platforms, hiring key employees, and marketing its products. If the Company's revenue projections for 2021 hold true, approximately double our 2020 revenue estimate of $1.1 million, expenses should increase 75% to 90% over 2020 estimated expenses of $1 million.

Gift of College received trademark registration of its logo and Company name in early 2020. This U.S. trademark protection covers the Company's various online platforms, gift cards, issuing pre-paid debit cards, online contributions to 529 savings plans, and student loan payments.

The Company has established partnerships and contractual relationships with several financial institutions, including Morgan Stanley, InComm, TIAA, and several state 529 plan administrators.

The pre-money valuation has been calculated on a fully diluted basis. The company does not currently have any outstanding options, warrants or convertible securities nor any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Minimum goal will be used to cover costs associated with this Reg CF offering. The funds will help offset legal and CPA expenses.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*

3.5%

- *Working Capital*
60.0%
Funds will be used for administrative work launching a valuable contract with one of our strategic partners. The technology and platform has been completed. Admin includes additional customer service staff.

- *Company Employment*
20.0%
Hire 1-2 salespersons over the next 3-6 months to promote the Gift of College at Work platform. This includes working closely with the payroll provider ADP to increase the number of employers (and employees) currently on our platform.

- *Marketing*
16.5%
Additional marketing costs will increase with Gift of College at Work's current marketing plans. A portion will also be be used in part to cover marketing costs associated with a contracted product launch. We are currently under an Non Disclosure Agreement (NDA) with this company. We've included some of these costs under "Working Capital."

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.giftofcollege.com/ (https://www.giftofcollege.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange

Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/gift-of-college

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Gift of College, Inc.

[See attached]

GIFT OF COLLEGE, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2019 AND 2018
(Unaudited)

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

	Page
INDEPENDENT ACCOUNTANT'S REVIEW REPORT	1
FINANCIAL STATEMENTS:	
Balance Sheet	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
GIFT OF COLLEGE, INC.
Phoenix, Arizona

We have reviewed the accompanying financial statements of Gift of College, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2019 and December 31, 2018, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2019 and December 31, 2018, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

August 24, 2020
Los Angeles, California

GIFT OF COLLEGE, INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		**2019**		**2018**
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	639,099	$	467,115
Accounts receivable—net		28,992		28,587
Prepaids and other current assets		78,500		531
Total current assets		**746,591**		**496,233**
Property and equipment, net		648		1,102
Intangible assets, net		10,581		12,178
Total assets	**$**	**757,820**	**$**	**509,513**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Card	$	1,057	$	6,220
Accounts payable		919		5,126
Current portion of Note Payable		171,984		-
Other current liabilities		264		294
Deferred Revenue		684,273		665,519
Total current liabilities		**858,497**		**677,160**
Note Payable		63,344		46,429
Loan Payable		80,000		101,500
Total liabilities		**1,001,841**		**825,089**
STOCKHOLDERS EQUITY				
Common Stock		30		30
Retained earnings/(Accumulated Deficit)		(244,052)		(315,606)
Total stockholders' equity		**(244,022)**		**(315,576)**
Total liabilities and stockholders' equity	**$**	**757,820**	**$**	**509,513**

See accompanying notes to financial statements.

GIFT OF COLLEGE, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2019**	**2018**
(USD $ in Dollars)		
Net revenue	1,197,709	1,054,718
Cost of goods sold	-	-
Gross profit	1,197,709	1,054,718
Operating expenses		
General and administrative	1,035,439	894,505
Sales and marketing	32,851	40,978
Total operating expenses	1,068,290	935,483
Operating income/(loss)	129,420	119,234
Interest expense	57,866	3,680
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	71,554	115,554
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**71,554**	**115,554**

See accompanying notes to financial statements.

GIFT OF COLLEGE, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
	Shares	Amount				
Balance—December 31, 2017	**3,000**	**$ 30**	**$**	**(431,160)**	**$**	**(431,130)**
Net income/(loss)				115,554		115,554
Balance—December 31, 2018	3,000	$ 30	$	(315,606)	$	(315,576)
Net income/(loss)	-			71,554		71,554
Balance—December 31, 2019	**3,000**	**$ 30**	**$**	**(244,052)**	**$**	**(244,022)**

See accompanying notes to financial statements.

GIFT OF COLLEGE, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		**2019**		**2018**
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	71,554	$	115,554
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		454		881
Amortization of intangibles		1,127		35,929
Write-offs		470		-
Changes in operating assets and liabilities:				
Accounts receivable		(405)		(13,647)
Prepaids and other current assets		(77,969)		(531)
Accounts payable and accrued expenses		(4,207)		1,378
Credit Cards		(5,164)		(16,870)
Other current liabilities		(30)		183
Deferred Revenue		18,754		152,286
Net cash provided/(used) by operating activities		**4,585**		**275,163**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		-		-
Purchases of Intangible assets				(868)
Net cash provided/(used) in investing activities		**-**		**(868)**
CASH FLOW FROM FINANCING ACTIVITIES				
Borrowings on Loans Payable		-		101,500
Repayment of Loans		(21,500)		-
Borrowings on Notes Payable		188,899		
Repayment of Notes Payable				(15,000)
Net cash provided/(used) by financing activities		**167,399**		**86,500**
Change in cash		171,984		360,795
Cash—beginning of year		467,115		106,320
Cash—end of year	**$**	**639,099**	**$**	**467,115**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	57,866	$	3,680
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Shareholder repayment of an external debt		-	$	-

See accompanying notes to financial statements.

All amounts in these Notes are expressed in thousands of United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Gift of College, Inc. previously known as WAYWAZELLE INC., was formed on September 11, 2007 in the state of California. On February 14, 2008, the company amended its articles of incorporation and changed its name to Gift College Inc. On September 13, 2013, the company amended its articles of incorporation for the second time and changed its name to Gift College, Inc. The financial statements of Gift of College, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in the Phoenix, Arizona. On February 14, 2008 articles of incorporation was amended that result in the change of name. The previous called WAYWAZELLE, Inc was renamed to Gift of College, Inc.

Gift of College is online platform for members, friends and family to contribute to 529 Savings Plans and payments to Student Loans. Gift card sales at retail locations for redemptions into 529 Plans and Student Loan payments through giftofcollege.com. Employer platform for Gift of College at Work where companies can help employees with payroll matching options, 529 plans and student loan debt reduction.

2.   SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting. The Company has adopted the calendar year as its fiscal year.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all

contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, and December 31, 2018, the Company determined that no reserve was necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Furniture and Equipment	5 years

Intangible Assets

The company capitalizes organization costs and trademarks. Amortization is computed over the expected period to be benefited.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Deferred Revenue

Deferred revenue represents revenues collected but not earned as of December 31, 2019. This is primarily composed of revenue for gifts cards sold that have not yet been used. The company is anticipating that these funds will be reclaimed.

Income Taxes

Gift of College Inc, is a Sub Chapter S corporation for income tax purposes. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay

state income taxes at reduced rates. The Company has filed all its tax returns from inception through December 31, 2018, and is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company will recognize revenues gift card sales at retail locations for redemptions into 529 Plans and Student Loan payments through giftofcollege.com, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through August 24, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal

years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Accounts receivable consists primarily of trade receivables. Accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

As of Year Ended December 31,	2019	2018
Other Assets - Contingent	$ 78,500	$ -
Pending Contributions		531
Prepaids and other current assets	**$ 78,500**	**$ 531**

Other current liabilities consist of the following items:

As of Year Ended December 31,	2019	2018
Payroll Liabilities	264	294
Total Other Current Liabilities	**264**	**294**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019	2018
Furniture and Equipment	$ 218	$ 218
Computer Equipment	4,503	4,503
Property and Equipment, at Cost	**4,720**	**4,720**
Accumulated depreciation	(4,072)	(3,618)
Property and Equipment, Net	**$ 648**	**$ 1,102**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $648 and $1,102 respectively.

5.   INTANGIBLE ASSET

As of December 31, 2019, intangible asset consists of

As of Year Ended December 31,	2019	2018
Intangible assets, at cost	**$ 14,240**	**$ 14,710**
Development cost	11,239	11,239
Other intangible assets	3,001	3,471
Accumulated amortization	(3,660)	(2,533)
Intangible assets, Net	**$ 10,581**	**$ 12,178**

Amortization expense for intangible asset for the fiscal year ended December 31, 2019 and December 31, 2018 totaled $1,127 and $1,127 respectively.

Period	Amortization Expense
2020	$ (1,127)
2021	(1,127)
2022	(1,127)
Thereafter	(7,199)
Total	**$ (10,581)**

6.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 1,000,000 shares of common stock at $0.01 par value. As of December 31, 2019, and December 31, 2018, 3,000 shares of common stock have been issued and outstanding, respectively

7.   DEBT

Notes Payable

On February 27, 2019, the company entered into the loan agreement with Credibility Capital Inc., in the amount of $100,000. The loan carries an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount of $4,777.7 starting on March 26, 2019. The outstanding balance of the loan as of December 31, 2019 was in the amount of $ 62,996, and $57,324 was classified as current liability.

On February 27, 2019, the company entered into a second loan agreement with Credibility Capital Inc., in the amount of $ 200,000. The loan carries an interest rate of 13.5% per annum and The loan carries an interest rate of 13.5% per annum and matures after 24 monthly payments in the amount $9,555.4. The outstanding balance of the loan as of December 31, 2019 was in the amount of $125,932 and $ 114,660 was classified as current liability.

During the previous period, the company entered into a note payable agreement with its founder and CEO Wayne Weber. The note does not bear any interest and there is no defined maturity date. The outstanding balance as of December 31, 2019 and December 31, 2018 was $ 16,272 and $16,272 respectively. The entire amount was classified as noncurrent liability.

During the previous periods, the company entered into a note payable agreement with Kristine Sickels, Chief Marketing Officer (CMO). The note does not bear any interest and there is no defined maturity date. The outstanding balance as of December 31, 2019 and December 31, 2018 was $ 30,157 and $30,157 respectively. The entire amount was classified as noncurrent liability.

Loan Payable

During 2018, the company received a loan in the amount $101,500 from its founder and board member Wayne Weber (CEO). The loan does not bear any interest and there is no defined maturity date. The outstanding balance as of December 31, 2019 and December 31, 2018 were in the amount of $ 80,000 and $ 101,500 , respectively and the entire amount was classified as noncurrent liability.

8.   RELATED PARTY

During the previous period, the company entered into a note payable agreement with its founder and CEO Wayne Weber. The note does not bear any interest and there is no defined maturity date. The outstanding balance as of December 31, 2019 and December 31, 2018 was $ 16,272 and $16,272 respectively. The entire amount was classified as noncurrent liability.

During the previous period, the company entered into a note payable agreement with Kristine Sickels, a company's key officer (CMO) and board member. The note does not bear any interest and there is no defined maturity date. The outstanding balance as of December 31, 2019 and December 31, 2018 was $ 30,157 and $30,157 respectively. The entire amount was classified as noncurrent liability.

During 2018, the company received a loan in the amount $101,500 from its founder and board member Wayne Weber (CEO). The loan does not bear any interest and there is no defined maturity date. The outstanding balance as of

December 31, 2019 and December 31, 2018 were in the amount of $ 80,000 and $ 101,500 , respectively and the entire amount was classified as noncurrent liability.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

During 2019, the company entered into a month to month rental contract with a WeWork for shared co-working place. As of December 31, 2019, and 2018, rent expenses were in the amount of $ 9,797 and $ 5,225 respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through August 24, 2020, the date the financial statements were available to be issued.

The company is in the process of converting to a C Corporation for crowdfunding purposes on StartEngine Capital, LLC

There have been no events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Gift of College

Let's end student loan debt



VISA PREPAID CARD
GiftofCollege
A college savings gift registry
Start Saving For College Now!
This gift card is redeemable for
Any existing 529 College Savings Plan
Any new 529 College Savings Plan
Any existing student loan payments
It really is that EASY!
GiftofCollege.com
A college savings gift registry
ERADICATING
STUDENT LOAN DEBT
FOR AMERICANS

Website | Calabasas, CA | FINANCIAL SERVICES

$103,412 raised

82 Investors	$24M Valuation
$5.00 Price per Share	$250.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Nearly every American is touched by the high cost of higher education and crushing weight of student loan debt that results from not planning ahead for these costs. The Gift of College crowdfunding platform streamlines the process for friends, family, and employers to conveniently make contributions toward 529 college savings and student loan accounts to break the devastating cycle of multi-generational educational debt. By connecting gift-givers and receivers through a suite of carefully designed solutions, including gift cards (online and retail), and through an at-work solution, the burden can be eased for millions of Americans.



Overview | Team | Terms | Updates 5 | Comments | Follow



Reasons to Invest

- We've already helped eliminate $15 million in student loan debt and boosted college savings account balances by $10 million
- 43 million Americans have student loan debt, 60M children lack a 529 account, and tens of millions of potential gift givers have loved ones in these situations
- Gift of College is a profitable company supported by a passionate team with

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Get rewarded for investing more into Gift of College

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- Gift of College is a profitable company supported by a passionate team with years of experience helping families prepare for the cost of higher education

The Gift of College Breakthrough

At Gift of College, we've cracked the code on substantially reducing student loan debt by helping Americans with both debt paydown and saving for college by empowering individuals and families to include extended family members, friends, and employers into their education funding strategies.

Our products and services reach millions of consumers through 3 main channels:

1. Retail
2. Online resources
3. Workplaces

We help each person we touch (whether a gift-giver, a gift receiver, an employer, or an employee) take a bite out of existing and future student loan debt.

THE PROBLEM

$1.6 trillion in student loan debt is crushing Americans

Source

Let's start with a general picture of the student loan landscape and the lack of awareness of one of the most impactful strategies to avoid this debt-- 529 college savings plans. The most recent data indicates:

As college costs continue to rise,
Americans are feeling the strain
65%
of Americans lack familiarty with 529 plans





Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this progra please see the Offering Summary section below.

$500+
Investment
Tier 1
Invest $500 and receive a $25 Gift College Gift Card.

$1,000+
Investment
Tier 2
Invest $1,000 and receive a $75 Gif College Gift Card.

$2,500+
Investment
Tier 3
Invest $2,500 and receive a $100 G College Gift Card.

$5,000+
Investment
Tier 4
Invest $5,000 and receive a $100 G College Gift Card and 5% bonus sh

$10,000+
Investment
Tier 5
Invest $10,000 and receive a $100 College Gift Card and 10% bonus s

1 in 3 say **student debt interferes** with their ability to make major purchases & save for retirement





75% rank 529 savings & student loan benefits as a **top 3 desired employee benefit**

Source

THE SOLUTION

We are attacking student loan debt from all angles

1. A Workplace Revolution:

We have integrated with ADP, the largest payroll provider in the United States, as well as with other payroll platforms, to offer employers impactful solutions that assist with:

- **Gift Cards:** We enable employers to offer Gift of College gift cards for rewards and recognition programs, new hires, new babies, and other milestones to save for college and pay down student loan debt.

- **Payroll Deduction:** Employers leverage our platform to offer payroll deduction to 529 college savings and student loan accounts, and some are contributing set amounts or matching employee contributions.

It's a win-win for employers and employees!





2. From Wall Street to Walmart

Our retail distribution channels extend from Walmart.com to Target, from Save Mart to H-E-B, and to other popular retailers across every corner of the U.S.

Where to buy Gift of College Gift Cards in Store





















3. Online Crowdfunding and Gift Card Sales

Through our easy-to-use crowdfunding platform and through our sale of electronic and physical gift cards, we make it easy and simple for an aunt, uncle, grandparent, and employer to contribute to a student loan or 529 account for any occasion, or just because.

Purchase a Gift Card













GiftofCollege.com
GiftofCollege.com
GiftofIndependence.com
Future so BRIGHT...
GiftofCollege.com
Congrats!
GiftofCollege.com
congrats
on your new bundle of joy!
GiftofCollege.com


GiftofCollege.com
Celebrate
the student loan gift card
season's greetings

4. Shopping Rewards Platform

Through our shopping rewards platform, we make sure that everyday spending can result in earning rewards to pay down student loan debt or save in a 529 plan.


Retail Benefits
Shop
Earn
Get Paid

THE MARKET

Nearly everyone needs this!

Our addressable market is sizeable in both the employer and individual channels:

- Our partnership with ADP, the largest payroll provider in the world provides access to 1 in every 6 employees in the U.S.
- 89% of employers do not offer 529 benefits and 96% of employers offer no

student loan benefits yet over 43 million have outstanding student loans (Source)

- 60 million children do not have 529 accounts, and among the 14 million children lucky enough to have 529 accounts, many still require additional contributions to make higher education economically feasible —the average 529 account balance only covers a fraction of the total cost of a degree (Source)

43M Americans owe $1.6T in student loan debt



64% of Americans don't know what a **529 college savings plan** is



60M children have **no 529 college savings plan**

Source

OUR TRACTION

We are already making a huge impact … and we are only getting started

Our traction to date has been strong, and with the addition of the employer channel, is getting even stronger.

- As of August 2020, we have seen 20,000+ crowdfunding platform users helping pay down over $15 million in student loans and save over $10 million in college savings accounts

- We have generated more than $1.2 million in revenue in 2019, doubling

since 2016. As a Software as a Service business, we have little to no ongoing costs. Our 2019 COGS were zero and 2019 expenses were $1,068,290.

- Launched an integrated solution with the world's largest payroll provider from whom one in six employees receives their paychecks

- Nearly 25% of 529 state plans have found it valuable to use our brand, technologies, and gift cards to promote their 529 plans.

And...we are just getting started!

WHAT WE DO

We eradicate student loan debt by increasing awareness and accessibility of 529 plans to avoid future debt and help those who have debt pay it down


2 Channels: The Gift Of College Model
1
INDIVIDUALS
one to one
Gift Cards At Retailers
available in stores nationwide
GiftofCollege.com
Gift Cards Online
available online

We do this by:

- Providing the tools for users to alleviate their debt through the support of others
- Giving those who want to save both the financial awareness and path to do

- Giving those who want to save both the financial awareness and path to do so with 529 college savings and 529 ABLE plans
- Giving loved ones the ability to easily lend a hand through direct contributions via our crowdfunding platform or through gift card purchases in retail or online
- Our platform raises awareness of 529 plans and improves employee recruiting, retention, and engagement by encouraging employers to assist their employees in student loan contributions and savings



The Gift Of College Crowdfunding Process
A streamlined process to connect gift givers & receivers
1
2
3
REGISTER
online with a free profile
LINK
529 or student loan accounts to your profile
CROWDFUND
encourage others to contribuite
529 or Loan

According to ISS Market Intelligence, employees who save for college through payroll deduction save **75% more** than those who save for college through automatic contributions from their checking or savings accounts.

THE BUSINESS MODEL

A Diverse Revenue Generation Model

Our multifaceted revenue model allows us to access both B2B and B2C markets, diversifying our business while maximizing reach and savings opportunities for our users.

- **Employers:** Employers using our payroll deduction and optional employer

- **Employers:** Employers using our payroll deduction and optional employer match platform pay us $4.50 per month for each participating employee, or can buy gift cards in bulk and pay $3.50 per gift card on top of the face value

- **Retail:** We receive revenue in the form of co-branding fees which vary based on retailer and number of store locations, as well as $12.50 from the 529 plan or its program manager for each new account funded with a co-branded card

- **Promotional Uses:** 529 plan sponsors and other entities buy promotional-use gift cards from us in bulk and pay us a $4 fee on top of the face value

- **Our Platform:** Gift Card Sales and Direct Contributions at GiftofCollege.com: Fees range from $3.95-$5.95 for gift cards and 5% (up to a maximum of $15) for online contributions

- **Licensing of Gift of College Crowdfunding Technology:** Other stakeholders provide us with additional revenue streams through SaaS licensing fees for custom integrations

The Gift Of College Revenue Sources



EMPLOYERS

Payroll Deduction:
fee per employee

Bulk Gift Cards:
fee per card



RETAIL OUTLETS

529 Gift Cards:
fee for co-branding

New 529 Accounts:
referral fee



PROMOTIONS

Promotional Gift Cards:
revenue from sponsors
that buy in bulk for



PLATFORM

529 Plan Sponsors:
licensing fee for tech.

giveaways

Gift Givers:
service fees

HOW WE ARE DIFFERENT

Multi-faceted Approach

Our "Secret Sauce" is:

1. We help users on the saving AND re-paying sides

2. Our core focus is on raising awareness for the use of 529 plans

3. We are subject matter experts who understand the cost and value of higher education, are product agnostic, and are not selling student loan refinancing or other services

4. Our platform and gift cards work with 529A (ABLE) plans, which creates a large additional audience -- 8 million individuals with disabilities

5. We are donating a percentage of our revenue to support disability organizations and children's savings account programs that utilize 529 plans to uplift their constituents

THE VISION

Expanding Our Employer Network and Bolstering Our Retail Offerings

Our core vision is to continue our current momentum helping Americans avoid student loan debt. We will do this by:

- Continuing to scale our At-Work solutions via distribution through more payroll partners and by expanding on our existing ADP relationship. Employers of every size in every part of the country should be offering one or more of our solutions

- Advocating for federal tax legislation to support employers' involvement in seeding and contributing to 529 plans

OUR LEADERSHIP

The Gift of College leadership team shares a common passion and vision for a future where higher education can be pursued by all Americans without a lifetime of crushing student loan debt to follow

It was the individual vision of Founder and **CEO, Wayne Weber**, that created Gift of College. It is Wayne's ability to inspire and attract extremely talented peers to join the team that has subsequently helped him to lock arms with others to grow the company.

A key hire, **Patricia Roberts, Chief Operating Officer**, brings to the team over 20 years of experience in helping tens of thousands of families prepare for the cost of higher education through her leadership in nearly every aspect of the 529 college savings arena.

Dr. Kristine Sickels, **Chief Marketing Officer**, is a marketing academic with a 20+ year career in consumer marketing.

Rob Creaser, Chief Financial and Chief Compliance Officer, is an extremely experienced start-up and fintech compliance officer who has the depth of knowledge needed to create and support compliant products and services in highly regulated arenas. For the past two years, Rob has worked for StartEngine Primary LLC, a registered broker-dealer, and FINRA/SIPC member. He currently is the Chief Compliance Officer of StartEngine Primary LLC. Regulation Crowdfunding (Reg CF) is a separately regulated business and is not part of StartEngine Primary LLC's operations. StartEngine Primary LLC is a wholly owned subsidiary of StartEngine Crowdfunding Inc., which is also the parent company of StartEngine Capital LLC, the funding portal conducting this Regulation Crowdfunding Offering. StartEngine Primary LLC and StartEngine Capital LLC are sister companies.

Jaime Casap, Strategic Advisor, was Google's Chief Education Evangelist for over 14 years.

WHY INVEST

Take a chunk out of student loan debt

The student loan crisis is one of the defining economic issues of our time, and as it continues to balloon it will only have a greater impact on the rest of the economy, and the financial lives of tens of millions of people.

This is an unprecedented opportunity to join a rewarding mission that happens to be profitable. It's a chance to do well by doing good.





FAMILIES
64%
LACK AWARENESS OF 529 SAVINGS PLAN IS
GiftofCollege.com
PERSONS WITH DISABILITIES
99%
LACK AWARNESS OF ABLE
EMPLOYERS
89%
DO NOT OFFER 529 BENEFITS
96%
DO NOT OFFER STUDENT LOAN BENEFITS

2012

GiftofCollege.com

Crowdfunding for College

GiftofCollege.com launches first ever crowdfunding for higher learning website letting friends, family, and employers contribute to any 529 college savings plan or student loan.

2016

2017

PAY 2017 AWARDS

BEST IN CATEGORY

Startup of the Year

Pay Awards Startup of the Year

Gift of College is named Startup of the Year by Pay Awards which recognizes the best companies, technologies and people in the world of prepaid, retail and loyalty, and payments technology.

2018

2019

GIFT OF COLLEGE GIFTCARDS

Gift of College At-Work Employee Benefits launches first product

Employers can offer Gift of College gift cards for 529's and student loans in benefit and new baby programs.

January 2020

February 2020

Gift of College Gives Launches

Gift of College Gives contributes a portion of annual revenue to organizations that empower families to save for college and those that empower persons with disabilities to live more independently.

2020

2020

SHOPPING REWARDS

Gift of College Launches Shopping Rewards

Earn rewards toward your 529 or loan when shopping at over 4000 retailers or buying gift cards from 200+ brands.



gift
cards

Americas first gift card for college savings and paying down student loans

Gift of College gift cards launched at Toys "R" Us nationwide.

Gift of Independence Created

Gift of College expanded to include 529 ABLE, with a Gift of Independence product, so that family, friends, and employers of persons with a disability can contribute toward their expenses.

ADP Marketplace

Gift of College At-Work Employee Benefits launches second product

Gift of College partnered with ADP and launched a fully integrated payroll deduction and employer matching solution for 529 plans and student loans.



Gift of College Partners with Discover to Offer First Prepaid Disbursement Card for 529

In the Press



Good Housekeeping · Forbes · Inc. · MarketWatch · Inc. · CNBC

Student Loan Hero · The New York Times · MarketWatch · CNN · Forbes · TODAY

CNBC · abc7 · FOX BUSINESS

SHOW MORE

Meet Our Team





Wayne Weber
CEO

Wayne Weber, CEO and Founder of GiftofCollege.com, is an entrepreneur dedicated to fighting one of the greatest multigenerational financial crises of our time – student loan debt, which is topping nearly $1.6 trillion in the U.S.

Wayne has been a higher education savings advocate at the forefront of providing simple and streamlined solutions for families and employers to help save and pay for college and eliminate the unbearable burden of student loan debt. In 2008, he developed GiftofCollege.com – a leading crowdfunding platform aimed at eradicating student debt and helping Americans save for higher education. Its suite of products includes Gift of College Gift Cards (available online and at over 3000 retailer locations including select Target, Save Mart, Lucky, and H-E-B stores) and Gift of College At-Work, an employee benefit program offering payroll deduction and employer match technology.

To learn more about the Gift of College platform or student loan repayment/college savings as an employee benefit, contact: wayne@giftofcollege.com



Patricia Roberts
COO

Patricia Roberts has helped tens of thousands of families prepare for the cost of higher education through her leadership in nearly every aspect of the 529 college savings arena over the past 20 years. She is currently Chief Operating Officer at Gift of College, Inc. where innovations are created to engage friends, family and employers to help individuals save for college and pay down student loan debt. Prior to this, she held key legal, product and 529 program management roles at major financial services firms and she designed and launched several first-of-their-kind philanthropic programs through which families received seed money for college savings accounts along with valuable financial education and incentives to help them save on their own. In her favorite role of all, she made it a priority to save a little at a time for her son's higher education expenses by directing contributions from her paycheck into 529 college savings accounts. After 18 years of saving, she will be proud to see him graduate debt-free from college in 2021.

Patricia is also a motivational speaker and writer and holds a B.A. in Philosophy and Political Science from Duquesne University and a J.D. from Brooklyn Law School.



Dr. Kristine Sickels
CMO

Dr. Kristine Sickels has a successful track record in turnaround management, brand building, and strategy development. She is a transformational business leader who is known for a strategic focus on getting results.

Throughout her marketing career, Kristine has led the marketing strategy for an impressive portfolio of global consumer brands such as Rubbermaid, Crockpot, Mr. Coffee, Oster, Calphalon, and more. She is an advocate for innovation and communication approaches grounded in consumer insights.

Kristine is the CEO and Founder of a marketing consulting agency where she brings executive level thinking and partnership to small & medium sized businesses. Operating as a virtual CMO, she works with brands such as Kimball International, Jess Ekstrom, Nexus Project, to help them grow their businesses with great marketing. She focuses on organizational and personal branding, strategy, innovation along with coaching & mentorship.

Kristine is also the Co-Founder, Director, Corporate Secretary & Chief Marketing Officer of Gift of College Inc. College loan debt has become the number one form of consumer debt in the US. Gift of College helps students and families save for college tuition, taking away the stress and worry of college loan debt.

Kristine holds a Bachelor of Science in Marketing from Indiana University; a Master of Business Administration from the University of Michigan's prestigious Ross School of business; and a Doctor of Business Administration from Georgia State University.





Rob Creaser
CCO

Rob has worked in the financial services and regulatory compliance field for over 25 years. Rob has been with Gift of College for over nine years. The friendship between Wayne Weber, CEO and Rob began as a simple lunch meeting in 2011. Fast forward to 2020. "Our entire Gift of College teams' passion and mission of bringing awareness to educational savings and addressing the student-loan debt crisis is stronger than ever. As some wise individual once said, it takes ten years to become an overnight success."

For the past two years Rob has been with StartEngine Primary LLC, a registered broker-dealer and FINRA/SIPC member. He currently is the Chief Compliance Officer of StartEngine Primary LLC. Regulation Crowdfunding (Reg CF) is a separately regulated business and is not part of StartEngine Primary LLC's operations. StartEngine Primary LLC is a wholly owned subsidiary of StartEngine Crowdfunding Inc., which is also the parent company of StartEngine Capital LLC, the funding portal conducting this Regulation Crowdfunding Offering. StartEngine Primary LLC and StartEngine Capital LLC are sister companies. This role is Rob's primary job.

Rob received his Bachelors of Science degree in Business Administration, Real Estate and Finance from California State University, Northridge. He currently holds eight securities industry licenses.









Brian Pautsch

CTO

Brian is a highly skilled and motivated software architect and developer with over 20 years of experience. He has designed and developed hundreds of web and mobile projects for businesses ranging from small start-ups to large enterprises in every industry. He has organized and executed all phases of SDLC for clients such as AAA, Allstate Insurance, United States Air Force, Thomson Corporation, eNom.com, Register.com, Eaton Corporation, and many more. In 2007, he co-founded KeyLimeTie, LLC. Within the first 4 years, he grew the company from 2 employees to over 40 while earning several awards and accolades. In 2015, he left KeyLimeTie and joined Gift of College. Brian holds multiple technical certifications, is a certified NAUI Divemaster, and 8 time Ironman Finisher. Brian's primary role is currently with Wavoto, he contributes approximately 10-15 hours per week to Gift of College.





Christine Keyser

Director of Operations

Christine Keyser, Director of Operations, has nearly 30 years of mission-orientated experience including 25 years for the largest youth orientated organization in the country.

In addition to key operational roles, she held roles in program planning and management, staff and volunteer management, and training. Christine holds a B.S. in Family & Child Studies from Northern Illinois University.





Nadine Perry

Director of Marketing

Nadine has over 20 years of experience leading strategic digital marketing, social media, influencer engagement and analytics initiatives. At GiftofCollege.com, Nadine focuses her talents on creating value for customers through content development, customer success programs, and social strategy. She is passionate about developing brand strategies that inspire and transform brands.





Jaime Casap

Strategic Advisor

Jaime Casap is the former Education Evangelist at Google. Jaime evangelizes the power and potential of technology and the web as enabling and supporting tools in pursuit of promoting inquiry-driven learning models. Jaime collaborates with school systems, educational organizations, and leaders focused on building innovation and iteration into our education policies and practices. He speaks on education, technology, innovation, and generation z, at events around the world.

In addition to his role at Google, Jaime is also an author and serves on a number of boards for organizations focused on education, innovation, and equity. Jaime teaches a 10th-grade communication class at the Phoenix Coding Academy in Phoenix and is an adjunct professor at Arizona State University, where he teaches classes on policy, innovation, and leadership.



Offering Summary

Company :	Gift of College, Inc.
Corporate Address :	24005 Ventura Boulevard, Calabasas, CA 91302
Offering Minimum :	$10,000.00
Offering Maximum :	$1,070,000.00
Minimum Investment Amount (per investor) :	$250.00

Terms

Offering Type	:	Equity
Security Name	:	Class A Common Voting
Minimum Number of Shares Offered	:	2,000
Maximum Number of Shares Offered	:	214,000
Price per Share	:	$5.00
Pre-Money Valuation	:	$24,000,000.00

<u>**Voting Rights of Securities Sold in this Offering**</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

<u>**Investment Incentives and Bonuses***</u>

<u>**Time-Based:**</u>

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest in the first 7 days and receive an additional 10% bonus shares.

Early Bird Bonus

Invest in the first 14 days and receive an additional 5% bonus shares.

<u>**Amount-Based:**</u>

$500 | Tier 1

Invest $500 and receive a $25 Gift of College Gift Card.

$1,000 | Tier 2

Invest $1,000 and receive a $75 Gift of College Gift Card.

$2,500 | Tier 3

Invest $2,500 and receive a $100 Gift of College Gift Card.

$5,000 | Tier 4

Invest $5,000 and receive a $100 Gift of College Gift Card and 5% bonus shares.

$10,000 | Tier 5

Invest $10,000 and receive a $100 Gift of College Gift Card and 10% bonus shares.

All perks occur when the offering is completed.

The 10% Bonus for StartEngine Shareholders

Gift of College, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class A Common Stock at $5.00 / share, you will receive 110 shares of Class A Common Stock, meaning you'll own 110 shares for $500. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Buy Gift Cards AND Pay Down Your Student Loans

6 days ago

Have you explored our new app, Cashback for College?

Shop with Cashback for College and receive cashback to save or pay for college when you purchase gift cards at popular merchants like Walmart, CVS, Home Depot, Bed Bath & Beyond, Sephora, Foot Locker, and many more.

Earnings can be directed into any 529 college savings plan, student loan or 529 ABLE account via GiftofCollege.com.

"Our mission is to help families take control of their financial futures by making it easy to contribute to a college savings plan account or pay down student debt," said Wayne Weber, CEO and founder, Gift of College. "Finding small and simple savings solutions that are already a part of everyday life can add up in a big way. When it comes to saving for college, every dollar counts."

Available for both iOS and Android.

https://apps.apple.com/us/app/cashback-for-college/id1474130975

https://play.google.com/store/apps/details?id=com.riseapps.cardcash.giftofcollege&hl=en_US


GiftofCollege.com
Browse gift cards from hundreds of our partner brands
Buy cards with the amount that works best for you
Use gift cards when you shop to fund your account

Gift of College Helps Families Just Like the Limas

12 days ago

Gift of College believes everyone deserves an education and a future without student loan debt and that families don't need to go it alone. Since 2008 Gift of College has helped thousands of individuals ***just like you*** save millions for advanced education and pay down their student loan debt faster. We are inspired by stories of how Gift of College has helped individuals and families plan for a better future.

MEET THE LIMAS --- a family of 5 who started using Gift of College in 2014 when their first two children were little. They've consistently received contributions from their family as gifts for holidays and other special occasions. When planning birthday and other celebrations, they always remember to include the shareable GiftofCollege.com profile link in invitations. Every year the kids receive almost $500 college savings contributions each from friends and extended family.

Gift of College is honored to help families just like the Limas, but they aren't the only ones. Each one of you has a story of determination to create a future without student loan debt. It's inspiring.

Hear what the Limas have to say about Gift of College:

Thank you for reviewing our company and for your questions.


Gift of College Helps Families Just Like the Limas
Copy link



Forbes writes the best Christmas gift for children is the Gift of College!

15 days ago

Forbes featured us in a wonderful article this week --- What's the Best Christmas Gift for Children and Their Parents – the Gift of College!

Did you know that contributions to a child's 529 college savings plan will increase the likelihood that they will enroll in and graduate from college. It will also expand college choice and reduce debt at graduation.

We won't stop until we've eliminated the student loan crisis.

Thank you for believing in our mission and to help us keep the momentum going, we encourage you to share our raise page with your network, friends, and family.

https://www.startengine.com/gift-of-college

Thank you,

-Wayne

COO launches her book Route 529: A Parent's Guide to Saving for College

about 1 month ago

Determined to continue to raise awareness of 529 plans to help families plan for the future and avoid student loan debt, Chief Operating Officer, Patricia Roberts, launched her book, **Route 529: A Parent's Guide to Saving for College and Career Training with 529 Plans**, on Amazon. With just over a week on the market, it's been ranked the #1 new release in 8 different categories relating to parenting, tax, money management, crowdfunding and education -- and it's getting great reviews.



Gift of College Gift Cards Featured by Good Housekeeping

about 1 month ago

Hi Everyone,

Thank you to all of our supporters who helped our campaign gain great momentum these first few days!   We invite all of our investors to stay involved with our progress and also share this opportunity with others who might be interested.

In case you missed it --- the folks at **GoodHousekeeping.com** gave us their seal of approval by naming our Gift of College Gift Card one of the **10 Best Gift Cards**.



END OF UPDATES

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Chad Lue `SE OWNER` `3 INVESTMENTS` 14 days ago

I don't understand problem you are trying to solve here. The problem you mentioned in the video regarding the 1 trillion plus in student is real. However, what cause or led to this massive debt is the rising cost of college. Your platform does nothing to address this.

Second, you pointed out that there are 60 million students/parents are unware of 529 saving plans. Your platform then suggests that making them aware of 529 saving plan will somehow solve the problem we have with the massive student debt is completely absurd. Making them aware of such plan is not the magic bullet to solve this problem. Saving or ability to save is primary driven by one's level of disposable income. In another words, ask someone how much they can save if they are making a million a year as to making 30k a year trying to make ends meet. I am willing to bet the person with a million income a year can stash away big bucks for their kids' college saving fund. If you don't believe my anecdotal, please go read any economic textbook. I am willing to bet that almost all textbook you read will tell you that the primary determinant of saving (including 529 savings plan) is level of disposable income.

That said, the factors that cause the massive debts are 1)rising cost of college, and 2) inability to earn more money. How does your platform resolve these two problem?

Wayne Weber - Gift of College   12 days ago
Thank you for reviewing our company and for your questions.

You are correct that cost, particularly tuition, is a big piece to the equation. It is not one however we are working on.

Our approach is similar to retirement. In the 1970's sustainable solutions for lack of assets to support American's retirement started to appear. Part of the solution was helping individuals start saving for it in a tax advantaged way. Employers' involvement in the awareness and growth of these newly established 401(k) plans for employees of all income levels created a model to help individuals plan for the future. Like retirement, saving for college should be something employers can help with. Employers can also help individuals with student loan debt.

While the cost of higher education is not within our control, several factors impact how much families spend and borrow. Fortunately, there are now paths to high quality higher learning that do not include spending the amount of money that we associate with traditional "college". ASU Online had 63,000 students enrolled prior to COVID. Its cost is drastically less than on-campus options. The degree, the same. Community college should be listed as the number one hack to any college financing conundrum. Families have the opportunity to consider the net cost of various forms of higher education and pursue the one(s) that are the best fit given their circumstances.

While not a magic bullet, every dollar saved in advance for higher education is more than a dollar that won't be borrowed. Many 529 savers are contributing small amounts on a periodic basis over years and these savers are not simply high earners. There are programs across the nation that help low- and moderate income families get started with 529 programs and some of those involve matching dollars and valuable financial education. The average amount saved in a 529 plan is $21,828 and when combined with other forms of financial aid such as grants and scholarships, it can cover a meaningful amount for some forms of higher education. And with employer matching, a higher percentage of higher education costs can be covered.

Sandra Martinez   a month ago
No soy ciudadano ni residente Estadounidense, sin embargo tengo pensado que mis hijos estudien en una Universidad en México, Canadá o en Estados Unidos, ¿ésta gift card solo está disponible bajo el plan 529? Puede aplicarse para estudiantes extranjeros, Si yo quiero llevar éste proyecto a mi país podrían darme mayores informes? Saludos

Wayne Weber   - Gift of College   25 days ago
Thank you for your interest. The gift card can be redeemed into college savings plans created pursuant to Section 529 of the U.S. Internal Revenue Code. To open a 529 college savings account, the account owner and account beneficiary need to be a U.S. citizen or resident alien with a social security or tax identification number and permanent U.S. mailing address. We do not currently have plans to extend the use of the gift cards to savings programs outside of the U.S.

Nigel Brownjohn   `SE OWNER`   `2 INVESTMENTS`   a month ago
I am a British Ex-pat living in the US for over 20 years. The problem you are addressing is real, and critical and has the potential to change the trajectory for many future citizens! Before backing you, I have one question. What happens when the student decides to study abroad? Both of my kids has decided to study outside of the US (Canada and UK) and I did not provide them with a 529 for valid tax reasons, nor do they have student loans. What would happen if family and friends had provided Gift of College gifts through their earlier years? Is there anyway for them to retrieve the value in this circumstance? Or is there a way for them to "re-gift" their savings through your system?

Wayne Weber   - Gift of College   a month ago
Thank you for your interest and question.

If Gift of College gift cards have not yet been redeemed into a 529 plan or student loan account by or on behalf of the gift card recipient, the gift cards can be transferred by the original gift card recipient to another individual. They do not have an expiration date.

If the gift cards have already been redeemed on behalf of the student (the account beneficiary) into a 529 plan account by 529 plan account owner (often the parent), the rules of Section 529 of the Internal Revenue Code and the particular 529 plan would determine how the funds can be used and withdrawn. While you would want to check with the particular 529 plan into which the gift cards were redeemed for additional information, here are a few provisions that could relate to the scenario about which you are inquiring:

529 plan withdrawals can be used at most accredited schools throughout the United States and at many international schools as well, provided the schools are eligible for US federal financial aid. Such schools would have a federal school code that would be listed on the Free Application for Federal Student Aid (FAFSA). To check to see if particular non-U.S. schools have a federal school code, you can refer to: https://fafsa.ed.gov/spa/fsc/#/SEARCH?locale=en_US
(Instead of selecting a U.S. state, select "Foreign Locations" to conduct your search for non-U.S. schools).

Additionally, if the original beneficiary has no use for the funds invested in the 529 plan, 529 college savings plan beneficiaries can be changed to a member of the family of the original beneficiary and used by that individual instead. Members of the beneficiary's family include the beneficiary's spouse and the following other relatives of the beneficiary:

1. Son, daughter, stepchild, foster child, adopted child, or a descendant of any of them
2. Brother, sister, stepbrother, or stepsister
3. Father or mother, or ancestor of either
4. Stepfather or stepmother
5. Son or daughter of a brother or sister
6. Brother or sister of father or mother
7. Son-in-law, daughter-in-law, father-in-law, mother-in-law, brother-in-law, or sister-in-law
8. The spouse of any individual listed above
9. First cousin

Further, as there is no time limit on use, the funds in a 529 account can be saved for another degree or for other qualified higher education expenses of the account beneficiary at a later time.

Lastly, 529 college savings account owners can always withdraw funds from their accounts that are not needed for higher education and would simply need to pay tax and a 10% federal penalty on the account earnings only (not on the principal). These are called "non-qualified" withdrawals. 529 college savings accounts grow on a tax-deferred basis and no tax or penalty is owed on the earnings when withdrawals are "qualified" – meaning when they are used to pay for a broad range of higher education expenses at a broad range of schools. The tax and penalty on earnings are only owed if the withdrawal is "non-qualified," meaning not used to cover qualified expenses at qualified institutions.

---

john zelenski `SE OWNER` `9 INVESTMENTS` `INVESTED` a month ago
Hello,
How many employers do you have signed on now for the program? Are you meeting any resistance or are most employers willing to offer this option as a benefit to their employees? Do you have any idea if there is legislation in progress to provide tax benefits to companies that offer this option? Where do you see the biggest opportunity for growth? How do you monitor & update your system for any new 529 plans?
Thank you

Wayne Weber **- Gift of College** a month ago
Thank you for your questions and for your investment.

How many employers do you have signed on now for the program? - Between Automated Payroll deduction/optional match and gift cards in new baby, talent acquisition and retainment, and rewards and recognition programs we are working with over 100

employers. The exciting news is we just got started and are scratching at the surface of a untaped market. As the listing highlights 75% of employees put 529 and student loan benefits as their top three desired benefits. 529 benefits are only offered by 11% of employers and student loan benefits are offered by just 4%. Even less offer 529 ABLE benefits for employees with disabilities.

Are you meeting any resistance or are most employers willing to offer this option as a benefit to their employees? - Our biggest barrier is simply distribution. Companies have not yet heard of Gift of College and our "At-Work"solutions. With the flexibility of our programs (gift cards to payroll) once we are engaged with an employer a great number move forward offering the benefit.

Do you have any idea if there is legislation in progress to provide tax benefits to companies that offer this option? - This year the CARES Act brought a temporary employer tax advantage for student loan contributions. We are very hopeful this becomes permanent. Gift of College is a corporate affiliate of the College Savings Plan Network and the College Savings Foundation. Within both of those organizations we sit on the committees that are working toward expanded 529 legislation. At this time there is no bill however we see opportunity for progress with the new Congress.

Where do you see the biggest opportunity for growth? - EMPLOYERS! Since 1980 employers have been introducing and contributing to retirement. With retirement being so far out of reach for so many the time is now to help pay down student loan debt or help save for college in 529's for the next generation. Employers are the biggest opportunity to address the student loan debt crisis and are Gift of College's biggest opportunity for growth.

How do you monitor & update your system for any new 529 plans? - We rely on data and information from our network within the College Savings Plan Network, the College Savings Foundation, other third party sources of 529 data, and RFP's for program management and administration of 529's.

Sagar Patel `50 INVESTMENTS` a month ago
With $1.2 Million revenue in 2019, you are raising at $24 Million Valuation which doesn't make sense. Valuations can't be more than 4 or 5 times the revenue!!

> **Wayne Weber** **- Gift of College** a month ago
> Hi Sagar, Thank you for reviewing our company. Please refer to the valuation section in the Offering Details of our listing.

William Edwards `SE OWNER` `19 INVESTMENTS` a month ago
Sir,
I love the concept but before I invested I opened an account to link my children's accounts to see how easy the process was and how well could understand it.

I have some questions...
How is my child's 529 account linked to yours based on the information I provided?
Once money enters into my child's account is it automatically transferred to my Child's 529?
Do you have any plans to keep all this in-house in the future?
Is the process of linking a gift card to an account or a retail purchase done by scanning a second card or entering a phone number if so for multiple children this could become difficult?
I'd this strictly gift cards or can someone use a gift of college card or account to receive a percentage back on purchases similar to a credit card?
For your company to succeed all this requires extreme simplicity for users like myself.
I apologize if you clarified this already and I missed it.
Thank you for your time,
Will

> **Wayne Weber** **- Gift of College** a month ago
> Hello,
> Thank you for your interest and thoughtful questions.
>
> How is my child's 529 account linked to yours based on the information I provided? - The
> second and final step of creating your Gift of College profile provides a drop down menu to

all 529's and all student loans. This is where you link YOUR 529 to your profile. We are a gift registry for your 529 plan or student loan.

Once money enters into my child's account is it automatically transferred to my Child's 529? - Yes, all contributions are automatically sent to the 529 plan or loan as they are received. Once linked, you do not need to do anything with the contributions. They are automatically sent directly to your 529 plan as they come in.

Do you have any plans to keep all this in-house in the future? - Yes.

Is the process of linking a gift card to an account or a retail purchase done by scanning a second card or entering a phone number if so for multiple children this could become difficult? - No. Once you have created your Gift of College profile and have linked your 529 plan you have a "redeem" button. This allows you to simply enter the numbers off of the gift card into your profile. Once you hit submit the contribution is automatically made and is sent to the 529.

I'd this strictly gift cards or can someone use a gift of college card or account to receive a percentage back on purchases similar to a credit card? - It is just a one time full use gift card. However we have recently developed and launched two shopping rewards products. CardCash for College (https://play.google.com/store/apps/details?id=com.riseapps.cardcash.giftofcollege&hl=en&gl=US) lets you earn cash back to your Gift of College profile when purchasing other brands gift cards. Gift of College Shopping Rewards (https://shoppingrewards.giftofcollege.com/) lets you earn cash back when making purchases from over 4000 retailers.

Hope this is helpful!
Wayne

W Kim Colich `SE OWNER` `50 INVESTMENTS` a month ago
Hi Wayne, Would you please clarify what the "Friends and Family Early Birds" bonus is? At the top of this page it says 20%, but just above this Comments section it says 15%. Thanks. Blessings

> **Wayne Weber** **- Gift of College** a month ago
> Hello! Good catch. What you are reading above in the listing is correct as it is supposed to be 15%. However the actually investment has it incorrectly at 20%. For now this mistake is your benefit. We are honoring the 20% until it is corrected.

(**SHOW MORE COMMENTS**)

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO: COMING SOON

Right now 43 million Americans owe more than $1.6 trillion in student loan debt.

64% of Americans are still unaware of what 529 college savings plans are.

That is not OK.

Gift of College is on a mission to eradicate student loan debt. We do it through education and a streamlined process for friends, family and—most importantly—employers to get involved.

Gift of College is a crowdfunding platform for all 529 college savings plans, all 529 ABLE plans and all student loan accounts.

Gift of College's model is two-part.

One: To help consumers.

We do that with Gift of College gift cards that can be found in retailers across the nation where you can easily give a gift to somebody's 529 or student loan.

And then employers: We built a suite of solutions for employers to be able to engage and help their employees with the student loan debt crisis.

My name is Jaime Casap and I am the former Chief Education Evangelist at Google.

My role at Gift of College is to be an advisor.

I am excited about Gift of College's mission because Gift of College is one of the ways we can eliminate some of the biggest barriers when it comes to education, which is cost.

An investment in Gift of College is an investment that can bring about very much needed social change.

There currently 14 million children with 529 college savings accounts in America.

But there's another 60 million who would benefit from them and for far too many, their families are not aware.

This is where the employer can step in and provide a meaningful benefit.

We're working with companies with two employees.

We're working with fortune 500 companies that have as many as 40,000 employees.

And together we're making a huge impact.

What drives me most in my work is the difference that I know we are making.

Student loan debt should not be the multi-generational economic crisis that it is today.

It is affecting more and more Americans every day.

And the time is now to work on solutions to change this.

END

+

VIDEO 2

VO: While studies continue to show both college cost and college debt on the rise, more employers are stepping in to help their employees save and pay for college.

VO: Meet the trending new work perk that will set you apart.

VO: Gift of College at work helps employers provide employees the ability to save for college and pay down student loan debt. Employers offer an innovative benefit that helps them attract, hire, retain, and recognize your most valuable assets. This benefit empowers employees by alleviating the stress of not knowing how to start or effectively save for college. And for those graduates, ease the burden of student loan debt. These solutions shine a much-needed light on how to save for college and provide a path toward financial wellness.

VO: Why Gift of College at work? What makes us unique? Employees can choose any 529 or ABLE plan to contribute to versus the benefits team having to decide one size fits all option. Employees can connect any student loan account. Gift of College at work makes it seamless to save or pay for college by setting up automated payroll deductions and an optional employer match or contribution through our easy-to-use platform.

VO: And as an added benefit, for those times when special recognition is in order, Gift of College gift cards are a perfect fit for a variety of occasions. When a newborn bundle arrives, when that huge project is complete, or when a milestone is reached. whether it's a welcome aboard, a thank you for a job well done, a special recognition, or just because. Employees will thank you for offering a benefit that will last a lifetime.

VO: To learn more, visit Gift of College

GRAPHIC:

Gift of College logo.

To get started to learn more, contact us today.

877-244-6630

GoCAtWork@giftofcollege.com

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

AMENDED AND RESTATED
ARTICLES OF INCORPORATION
OF
GIFT OF COLLEGE INC.,
a California corporation

The undersigned hereby certify that:

ONE: They are the duly elected and acting President and Secretary, respectively, of Gift of College Inc., a California corporation.

TWO: The Articles of Incorporation of the corporation are hereby amended and restated to read as follows:

ARTICLE I

The name of the corporation is Gift of College Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

ARTICLE III

The name in the State of California of this corporation's agent for service of process is Justin Alvarez, and the registered office is 24005 Ventura Blvd., Calabasas, CA. 91302.

ARTICLE IV

The total number of shares of stock which the corporation shall have authority to issue is Eight Million (8,000,000) shares of common stock, consisting of: (i) Six Million (6,000,000) shares of voting common stock, par value $0.0001 per share, designated as "Class A Common Stock", and (ii) Two Million (2,000,000) shares of non-voting common stock, par value $0.0001 per share, designated as "Class B Common Stock". The Class A Common Stock and the Class B Common Stock shall have identical rights, preferences and privileges; provided, however, the Class A Common Stock shall have voting rights in the election of directors and on all other matters presented to the stockholders, and the Class B Common Stock shall have no voting rights, except as otherwise required by applicable law. Each holder of Class A Common Stock shall be entitled to one vote for each share of Class A Common Stock held of record by such holder on all matters on which the holders of Class A Common Stock are entitled to vote. The Class B Common Stock shall be automatically converted into Class A Common Stock, on a one-for-one basis, upon the approval of the Board of Directors.

Simultaneously with the effective date of this Amended and Restated Articles of Incorporation, each one (1) share of Common Stock issued and outstanding immediately prior to the effective date of the filing of this Amended and Restated Articles of Incorporation is hereby split, subdivided and changed into One Thousand Six Hundred (1,600) fully paid and nonassessable shares of Class A Common Stock, and each holder of record of a certificate for one (1) or more shares of Common Stock as of the close of business on the effective date of the filing of this Amended and Restated Articles of Incorporation shall be entitled to receive, as soon as practicable, upon surrender of such certificate, a certificate or certificates representing One Thousand Six Hundred (1,600) shares of Class A Common Stock for each one (1) share of Common Stock represented by the certificate of such holder. Until such time as the certificates representing the Common Stock to be split pursuant hereto shall have been surrendered, the certificates representing the Common Stock shall represent the shares of Class A Common Stock issuable upon the stock split of such Common Stock.

ARTICLE V

To the fullest extent permitted by the General Corporation Law of the State of California, as the same exist or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its shareholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law of the State of California is amended, after approval by the shareholders of this Article V, to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law of the State of California, as so amended.

ARTICLE VI

The corporation shall indemnify to the fullest extent permitted by law any Person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or serves or served at any other enterprise as a director or officer at the request of the corporation or any predecessor to the corporation.

* * *

THREE: The foregoing Amended and Restated Articles of Incorporation has been duly approved by the Board of Directors of the corporation.

FOUR: The foregoing Amended and Restated Articles of Incorporation have been duly approved by the required vote of the shareholders of the corporation in accordance with California Corporations Code Section 902. The total number of outstanding shares of the corporation is 3,000. The number of shares voting in favor of the amendment equaled or exceeded the vote required. The percentage vote required was more than fifty percent (50%).

[SIGNATURES ON FOLLOWING PAGE]

We declare under penalty of perjury under the laws of the State of California that the matters set forth in these Amended and Restated Articles of Incorporation are true and correct of our own knowledge.

Date: August 31, 2020



_____
Wayne Weber, President



_____
Kristine Sickels, Secretary